Exhibit 99.1

News Release #07/2013
2013-04-29

Baja Mining Interest in Boleo Project Reduced to 20.9 Percent

Vancouver, April 29, 2013 Baja Mining Corp. ("Baja") (TSX: BAJ OTCQB: BAJFF) has been informed by Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. ("MMB") that on April 18, 2013, Korea Resources Corporation ("KORES") contributed an additional US$30 million in construction funding to MMB.

This latest funding, together with the US$30 million advanced on April 4, 2013 (please refer to Baja’s April 12, 2013 news release for further details) completes the first of the three outstanding pro rata contributions of the Phase II Funding requirement of US$443 million, which will reduce Baja’s interest in MMB from 26.2% to 20.9%.

Furthermore, MMB has informed the Company that it continues to negotiate with the remaining 2010 Project Financing lenders (excluding US EXIM) an extension of the standstill agreement that expired on April 19, 2013.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING forward-looking STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the 2012 company’s reporting documents filed on SEDAR ( www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

1 of 1